

July 6, 2011

Via Facsimile
Mr. Dennis Baldwin
Senior Vice President and Chief Accounting Officer
KBR, Inc.
601 Jefferson Street
Suite 3400
Houston, TX 77002

> **Re: KBR, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2011**
> **File No. 1-33146**

Dear Mr. Baldwin:

We have reviewed your response letter dated June 13, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Summary of Consolidated Results, page 26

1. We note your response to comment two in our letter dated May 31, 2011. Please enhance the table you plan to provide in future filings by distinguishing between changes in award fee revenue pertaining to the current period and award fee revenue pertaining to prior periods. For example, regarding the $132 million of award fees

revenue reversed in 2009, the table should clarify when that award fee was originally recognized as revenue.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 48

Summary Compensation, page 48

2. We note your response to comment eight in our letter dated May 31, 2011. To the extent that you continue to disclose the base salary and supplemental salary on an aggregate basis, in future filings, please include relevant footnote disclosure to the "Salary" column specifying the amounts of supplemental salary paid to each executive officer.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Lisa H. Etheredge for

John M. Hartz
Senior Assistant Chief Accountant